HYNES & HOWES INSURANCE COUNSELORS, INC.
                             Statement of Cash Flows
              For the Years Ended September 30, 1998, 1997 and 1996
      Reconciliation of Net Income to Cash Provided by Operating Activities



                                                 Year Ended September 30,
                                          1998             1997            1996

Net Income (Loss)                    $  16,640       $   (4,385)     $   15,397
Adjustments to Reconcile Net Income to
   Net Cash Provided (Used) by:
   Gain on Repossession                      0             (629)              0
   Loss on Sale of Real Estate               0            8,568               0

         Total Adjustments           $       0       $    7,939      $        0

Net Cash Provided (Used) by Operating
   Activities                        $  16,640       $    3,554      $   15,397


Notes to Financial Statements are an integral part of these statements.